BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

March 10, 2016

VIA EDGAR
Christina DiAngelo Fettig
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.
File Nos. 333-206730

Dear Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to certain oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-2 (File No. 333-206730)(the “Registration Statement”), we submit this letter in response to your comments. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, followed by the Company’s response.

1. Please describe the Company’s accounting methods for costs relating to its ongoing public offering and how the Company’s narrative disclosure ties to its financial statements.

Response: During an accounting period, the Company accumulates its offering costs as assets of the Company. Certain of these offering costs are paid directly by the Company and others are paid by the Adviser on behalf of the Company. Offering costs that are paid by the Adviser on behalf of the Company are entered by debiting the asset accumulated by the Company and crediting a payable to the Adviser.

At the close of an accounting period, all offering costs directly paid by the Company are initially charged to capital. The Adviser and the Company then determine which offering costs are eligible to be reimbursed by the Adviser on behalf of the Company. The costs subject to reimbursement include any organizational and offering costs that the Adviser and the Company agree are subject to reimbursement pursuant to the Amended and Restated Expense Support and Conditional Reimbursement Agreement between the Company and the Adviser, or the expense reimbursement agreement, provided that such expenses do not exceed fifteen percent (15%) of the gross proceeds raised by the Company in its offering inclusive of all dealer manager fees.1 To the extent any of these costs were initially paid directly by the Adviser (and held as a payable to the Adviser), such costs are netted against the corresponding receivable due from the Adviser. To the extent there are any due to and due from amounts between the Company and the Adviser, such amounts have been and will continue to be, settled in cash on a quarterly basis and in accordance with the terms and limitations contained in the expense reimbursement agreement.

1 Pursuant to the expense reimbursement agreement, and in compliance with applicable FINRA rules, organization and offering expenses in excess of fifteen percent (15%) of the gross proceeds from the offering must be borne by the sponsor/Adviser and are not subject to reimbursement from the Company. In some cases, the total sales load charged by the Company is less than 10%, so expenses subject to reimbursement are capped at 15% of gross sales proceeds, inclusive of the sales load, rather than 5% of gross sales proceeds, exclusive of the sales load.

Christina DiAngelo Fettig

March 10, 2016

The Company understands that it is required to account for its offering costs in accordance with the accounting guidance contained in ASC 946-20-25 paragraph and 6 and Chapter 8, paragraph 5 of AAG Investment Companies. Based on this authority, offering costs should be amortized to expense over twelve months on a straight-line basis and run through the Company’s income statement. The Company intends to account for its offering costs in this matter in all future filings.

Through September 30, 2015, the Adviser agreed to reimburse the Company a total of $1,089,193 in operating expenses and $1,574,617 in offering costs, for a total of $2,663,810. Of this amount, the Adviser paid $2,109,409 of expenses directly and reimbursed the Company another $342,715 in cash, leaving a total of $211,686 remaining as due from the Adviser. This amount is largely related to a contingent legal fee that has not yet come due and is yet to be paid by anyone. Should the Company at some point pay this amount, then it is likely the Adviser would cash settle at that time.

Through September 30, 2015, total advisory fees payable to the Adviser were $127,951, or approximately 2.16% of the Company’s total gross offering proceeds of $5,921,928. In addition, total other organizational and offering costs absorbed by the Company as of September 30, 2015 were $497,867, or 8.4% of total gross offering proceeds. Together with the offset management fees, this amounts to about 10.6% of the gross offering proceeds. To the extent additional advisory fees are offset in the future against amounts owed by the Adviser to the Company, any such offsets will continue to be subject to the same cap of 15% of the total gross proceeds raised in the offering, inclusive of sales loads. Any amounts owed to the Adviser in excess of 15% of total gross offering proceeds must be settled in cash, again subject to the expense reimbursement agreement.

To summarize (as of September 30, 2015):

Operating Expenses to be reimbursed	$1,089,193
Offering Costs to be reimbursed	$1,574,617
Expenses & Costs paid directly by TPA	$(2,109,409)
Cash Payments to BDC by TPA	$(342,715)
$211,686

Adviser Fees	$127,951
Gross Sales Proceeds	$5,921,928
Fees as % of Gross Proceeds	2.16%

An alternative presentation of this reconciliation would be to say the Company has directly incurred $554,401 in organizational and offering costs and operating expenses subject to agreed reimbursement by the Adviser. Of this amount, $342,715 has been settled in cash, with the remainder to be settled upon the realization of the Company’s contingent legal expense.

Christina DiAngelo Fettig

March 10, 2016

The Company undertook the analysis required by ASC 450 and believes its accounting is correct with respect to the expense reimbursement agreement. In conducting this analysis, the Company considered whether its obligation to repay the Adviser for expenses advanced under the expense reimbursement agreement satisfied the criteria contained in paragraphs (a), (b), and (c) of FASB Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, paragraph 36 and the criteria of FASB Statement No. 5, Accounting for Contingencies, paragraph 8. In performing its analysis, the Company concluded that, based on its own projections for its continuous offering, the Company could be required to repay its Adviser up to a total of $2,633,810 of total costs paid on its behalf by the Adviser for organizational and offering costs and operating expenses, depending on the success of the Company’s continuous offering and satisfaction of the other limitations contained in the expense reimbursement agreement. The Company intends to continue to perform a similar ASC 450 analysis in connection with the preparation of all of its quarterly and annual financial statements.

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.

Exhibit 1

TRITON PACIFIC INVESTMENT CORPORATION

10877 Wilshire Boulevard, 12th Floor

Los Angeles, CA 90024

March 10, 2016

VIA EDGAR

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.
File Nos. 333-206730

Dear Ms. Fettig.

Reference is made to the letter dated March 10, 2016 from Thomas C. Bacon, counsel for Triton Pacific Investment Corporation, Inc. (the “Company”), responding to comments received telephonically from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form N-2 (File No. 333-206730).

This letter shall confirm that the Company understands that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company acknowledges that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Commission from taking any action with respect to the filings and (ii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig Faggen
Craig Faggen, President,
Triton Pacific Investment Corporation, Inc.